Mercedes-Benz Auto Lease Trust 2013-A
Investor Report
Collection Period Ended   28-Feb-2015

Amounts in USD

Dates

Collection Period No.	23	
Collection Period (from... to)	1-Feb-2015	28-Feb-2015
Determination Date	12-Mar-2015	
Record Date	13-Mar-2015	
Payment Date	16-Mar-2015	
Interest Period of the Class A-1 Notes (from... to)	17-Feb-2015	16-Mar-2015 Actual/360 Days 27
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Feb-2015	15-Mar-2015 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	478,850,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	796,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	590,000,000.00	162,915,261.89	83,160,185.38	79,755,076.51	135.178096	0.140949
Class A-4 Notes	154,350,000.00	154,350,000.00	154,350,000.00	0.00	0.000000	1.000000
Total Note Balance	**2,019,200,000.00**	**317,265,261.89**	**237,510,185.38**	**79,755,076.51**		

Overcollateralization	380,319,126.59	449,909,836.24	449,909,836.24	
Total Securitization Value	**2,399,519,126.59**	**767,175,098.13**	**687,420,021.62**	
present value of lease payments	880,763,921.95	117,675,742.85	103,403,182.99	
present value of Base Residual Value	1,518,755,204.64	649,499,355.28	584,016,838.63	

	Amount	Percentage
Initial Overcollateralization Amount	380,319,126.59	15.85%
Target Overcollateralization Amount	449,909,836.24	18.75%
Current Overcollateralization Amount	449,909,836.24	18.75%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.270000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.490000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.590000%	80,100.00	0.135763	79,835,176.51	135.313858
Class A-4 Notes	0.720000%	92,610.00	0.600000	92,610.00	0.600000
Total		**172,710.00**		**$79,927,786.51**	

Amounts in USD

Available Funds		Distributions	
Lease Payments Received	15,138,232.73	(1) Total Servicing Fee	639,312.58
Net Sales Proceeds-early terminations (including Defaulted Leases)	30,631,177.45	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	36,960,279.33	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Excess wear and tear included in Net Sales Proceeds	32,586.04	(3) Interest Distributable Amount Class A Notes	172,710.00
Excess mileage included in Net Sales Proceeds	591,788.46	(4) Priority Principal Distribution Amount	0.00
Subtotal	82,729,689.51	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Repurchase Payments	0.00	(6) Regular Principal Distribution Amount	79,755,076.51
Advances made by the Servicer	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Investment Earnings	702.86	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Total Available Collections	82,730,392.37	(9) Excess Collections to Certificateholders	2,163,293.28
Reserve Account Draw Amount	0.00	**Total Distribution**	**82,730,392.37**
Total Available Funds	**82,730,392.37**		

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	639,312.58	639,312.58	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	172,710.00	172,710.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	80,100.00	80,100.00	0.00
thereof on Class A-4 Notes	92,610.00	92,610.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	172,710.00	172,710.00	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	79,755,076.51	79,755,076.51	0.00
Principal Distribution Amount	79,755,076.51	79,755,076.51	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	11,997,595.63
Reserve Fund Amount - Beginning Balance	11,997,595.63
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	92.05
minus Net Investment Earnings	92.05
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	11,997,595.63
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	92.05
Net Investment Earnings on the Exchange Note	
Collection Account	610.81
Investment Earnings for the Collection Period	702.86

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	2,399,519,126.59	57,098
Securitization Value beginning of Collection Period	767,175,098.13	23,784
Principal portion of lease payments	11,498,780.29	
Terminations- Early	27,425,344.86	
Terminations- Scheduled	33,681,273.75	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	7,149,677.61	
Securitization Value end of Collection Period	687,420,021.62	21,423
Pool Factor	28.65%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.34%	6.34%
Weighted Average Remaining Term (months)	25.13	8.77
Weighted Average Seasoning (months)	9.42	31.18
Aggregate Base Residual Value	1,721,197,534.44	608,975,263.04
Cumulative Turn-in Ratio		90.04%
Proportion of base prepayment assumption realized life to date		51.79%
Actual lifetime prepayment speed		0.47%

Amounts in USD

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	683,674,499.68	21,314	99.46%
31-60 Days Delinquent	2,793,768.75	82	0.41%
61-90 Days Delinquent	849,975.88	24	0.12%
91-120 Days Delinquent	101,777.31	3	0.01%
Total	687,420,021.62	21,423	100.00%

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Credit Loss	Current
Securitization Value of Defaulted Leases BOP	740,988.11
Less Liquidation Proceeds	593,559.91
Less Recoveries	313,252.55
Current Net Credit Loss / (Gain)	(165,824.35)
Cumulative Net Credit Loss / (Gain)	1,685,616.18
Cumulative Net Credit Loss / (Gain) as % of Cutoff Date	
Securitization Value	0.070%

Residual Loss	Current
Securitization Value of Liquidated Leases BOP	67,515,308.11
Less sales proceeds and other payments received during	
Collection Period	66,724,109.21
Current Residual Loss / (Gain)	791,198.90
Cumulative Residual Loss / (Gain)	(8,325,907.20)
Cumulative Residual Loss / (Gain) as % of Cut-off Date	
Securitization Value	(0.347%)